UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): September 10, 2013

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On September 10, 2013, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's August 2013 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued September 10, 2013:
     McDonald's Reports August Comparable Sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 10, 2013

By: /s/ Brian Mullens

Brian Mullens
Corporate Vice President - Assistant Controller

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued September 10, 2013: McDonald's Reports August Comparable Sales

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

09/10/13

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS AUGUST COMPARABLE SALES

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales increased 1.9% in August. Performance by segment was as follows:

- **U.S. up 0.2%**
- **Europe up 3.3%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 0.5%**

"Ensuring that each of our strategies resonates with our customers is the key to our performance - today and for the long-term," said McDonald's President and Chief Executive Officer Don Thompson. "We remain confident in the fundamental strength of the McDonald's System and our ability to connect with customers and deliver the menu choices, value and convenience they expect from McDonald's."

In August, U.S. comparable sales were up 0.2% reflecting the popularity of the Monopoly promotion dampened by the persistently challenging environment. Moving forward, the U.S. is intent on enhancing results by strengthening its value leadership and featuring relevant new product offerings across all dayparts and price tiers.

In Europe, August's comparable sales increased 3.3% as positive performance in the U.K., France and Russia was slightly offset by negative results in Germany. Europe's results benefited from the introduction of blended-ice beverages in the U.K., strong premium food events in the U.K. and Russia and emphasis on core products in France. Given Europe's tepid economic environment, McDonald's is taking a holistic approach to building demand with a combination of reinvigorated value platforms and compelling limited-time menu choices served in contemporary surroundings.

Comparable sales in APMEA declined 0.5% in August against strong prior year results. The segment's performance reflects negative sales results in Japan, China and Australia partially offset by positive results in many other markets and the shift in timing of Ramadan. APMEA is focused on enhancing its connection with consumers by putting greater emphasis on the everyday affordability, locally-relevant products and convenience that only McDonald's can provide.

Systemwide sales for the month increased 2.8%, or 4.7% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended August 31, 2013,	2013	2012	Reported	Currency
McDonald's Corporation	1.9	3.7	2.8	4.7
Major Segments:				
U.S.	0.2	3.0	1.2	1.2
Europe	3.3	3.1	11.0	6.3
APMEA	(0.5)	5.7	(5.3)	4.8
Year-To-Date August 31, 2013,				
McDonald's Corporation	0.4	4.4	1.3	3.0
Major Segments:				
U.S.	0.2	4.8	1.1	1.1
Europe	(0.2)	3.5	4.0	2.5
APMEA	(1.7)	2.8	(3.4)	3.4

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- The number of weekdays and weekend days can impact our reported comparable sales. In August 2013, this calendar shift/trading day adjustment consisted of one less Wednesday and one more Saturday compared with August 2012. The resulting adjustment varied by area of the world, ranging from approximately 0.5% to 1.4%. In addition, the timing of holidays can impact comparable sales.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

Tim Fenton, Chief Operating Officer, and Pete Bensen, Chief Financial Officer, will speak at the Goldman Sachs Global Retailing Conference at 8:50 a.m. (Eastern Time) in New York on September 11, 2013. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's tentatively plans to release third quarter results before the market opens on October 21, 2013 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's is the world's leading global foodservice retailer with over 34,500 locations serving more than 69 million customers in more than 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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